Exhibit 99.3

2017 ANNUAL GENERAL MEETING

OF SHAREHOLDERS

PROQR THERAPEUTICS N.V.

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EXPLANATORY NOTES TO THE AGENDA

Explanatory notes to the agenda for the annual general meeting of shareholders of ProQR Therapeutics N.V. (the “Company”) to be held on Wednesday, May 10, 2017, at 15:00 hours CET, at the offices of Allen & Overy at Apollolaan 15, 1077 AB Amsterdam, the Netherlands (the “AGM”).

Agenda item 2:	Report of the Management Board for the financial year 2016 (discussion item)

The management board of the Company (the “Management Board”) must prepare a report, which must give a true and fair view of the position on the balance sheet date of the Annual Accounts (as defined in the explanatory notes to agenda item 4 below), the developments during the financial year and the results of the Company and its group companies of which the financial information has been included in the Annual Accounts. The requirements that such report of the Management Board should meet, are dictated by Dutch law and the Dutch Corporate Governance Code. The report of the Management Board will be discussed at the AGM.

Agenda item 3:	Disclosure of remuneration in the annual accounts for the financial year 2016 (discussion item)

Discussion of the statements made in the remuneration report as included in the Annual Accounts (as defined under the explanatory notes to agenda item 4 below), regarding the remuneration of the members of the Management Board and the supervisory board of the Company (the “Supervisory Board”), must be included as a separate item on the agenda for the AGM. For purposes of such discussion, reference is made to the relevant paragraphs of the remuneration report included in the Annual Accounts (as defined under the explanatory notes to agenda item 4. below).

Agenda item 4:	Adoption of the annual accounts for the financial year 2016 (voting item)

The Management Board must prepare annual accounts, consisting of a balance sheet and a profit and loss account with respect to the preceding financial year, as well as consolidated accounts and explanatory notes thereto. The Board has drawn up such annual accounts for the financial year 2016 (the “Annual Accounts”), which Annual Accounts were signed by all members of the Management Board and by all members of the Supervisory Board. The Annual Accounts also reflect the appropriation of the net result for the financial year 2016.

It is proposed to the General Meeting to adopt the Annual Accounts.

Agenda item 5:	Release from liability of the members of the Management Board with respect to the performance of their management during the financial year 2016 (voting item)

It is proposed to the General Meeting to release the members of the Management Board from liability with respect to the performance of their duties during the financial year 2016 as appears from the Annual Accounts or otherwise disclosed prior to adoption of the Annual Accounts.

Agenda item 6:	Release from liability of the members of the Supervisory Board with respect to the performance of their supervision during the financial year 2016 (voting item)

It is proposed to the General Meeting to release the members of the Supervisory Board from liability with respect to the performance of their supervision during the financial year 2016 as appears from the Annual Accounts or otherwise disclosed prior to adoption of the Annual Accounts.

Agenda item 7:	Reappointment of Supervisory Board member Antoine Papiernik (voting item)

It is proposed on the basis of the nomination by the Supervisory Board, within the meaning of article 20.4 of the articles of association of ProQR, to the General Meeting to reappoint Antoine Benjamin Papiernik as member of the Supervisory Board, with effect from the date of this General Meeting for a term of 4 years until the close of the AGM 2021.

Antoine Papiernik (age: 50) has served on our supervisory board since January 2014. Mr. Papiernik is managing partner at Sofinnova Partners, which he joined in 1997. Mr. Papiernik has been an initial investor and active board member in public companies like Actelion, Addex, Auris Medical, Orexo, NovusPharma (then sold to CTI), Movetis (then sold to Shire), Mainstay, Pixium and Stentys, which went public respectively on the Zurich Stock Exchange, the NASDAQ Global Market, the Stockholm Stock Exchange, the Milan Nuovo Mercato, the Belgium Stock Exchange, the Dublin Stock Exchange and EuroNext Paris, in Cotherix (initially NASDAQ listed, then sold to Actelion), Core Valve (sold to Medtronic), Fovea (sold to Sanofi Aventis) and Ethical Oncology Science (EOS, sold to ClovisOncology). Mr. Papiernik has also invested in and is a board member of private companies MD Start, ReCor, Shockwave Medical and Reflexion Medical. Mr. Papiernik has an MBA degree from the Wharton School of Business, University of Pennsylvania. We believe that Mr. Papiernik’s experience in the venture capital industry, particularly with biopharmaceutical companies, and his experience serving on the boards of directors of a number of biopharmaceutical companies provide him with the qualifications and skills to serve as member of our supervisory board.

Mr. Antoine Papiernik does not hold any shares or options in the Company. As a managing partner of Sofinnova Partners SAS, the management company of Sofinnova Capital VII FCPR, holder of 2,769,125 ordinary shares, Mr. Papiernik may be deemed to have share voting and investment power with respect to such shares.

In view of the way Mr Papiernik has performed his tasks in the Supervisory Board until now, the Supervisory Board believes Mr Papiernik to be a very valuable addition to the Supervisory Board.

Agenda item 8:	Appointment Deloitte Accountants B.V. as the Company’s external auditor for the financial year 2018 (voting item)

The General Meeting is, in principle, the corporate body authorized to annually appoint the external independent auditor for the audit of the Company’s annual accounts. In the 2016 AGM, the General Meeting appointed Deloitte Accountants B.V. as the external independent auditor for the audit of the Annual Accounts for the financial year 2017. The Audit Committee has assessed the performance of Deloitte Accountants B.V. as external independent auditor for the Company in 2016 and continuation of the appointment of Deloitte Accountants B.V. was recommended. As 2017 is the fifth year for which Deloitte Accountants B.V. is the auditor of the Company’s annual accounts, the current responsible partner at Deloitte Accountants B.V., mr. Pieter van de Goor, will be succeeded by ms. Ingrid Buitendijk.

It is proposed to appoint Deloitte Accountants B.V. as the external independent auditor for the audit of the Company’s annual accounts for the financial year 2018.

Agenda item 9:	Delegation to the Management Board of the authority (i) to issue ordinary shares, (ii) to grant rights to subscribe for such shares and (iii) to limit and exclude pre-emption rights in respect of any issue of ordinary shares or any granting of rights to subscribe for such shares (voting item)

Under Article 6 of the Articles of Association and Dutch law, the General Meeting may delegate to the Management Board the authority to resolve upon the issuance of ordinary shares, the granting of rights to subscribe for such shares and the limitation and exclusion of pre-emption rights in respect of any issue of ordinary shares or any granting of rights to subscribe for such shares. Such delegation shall only be valid for a specified period of not more than 5 years and may from time to time be extended by the General Meeting with a period of not more than 5 years.

In the 2014 Extraordinary General Meeting (“2014 EGM”), the General Meeting has delegated an authority to issue, briefly summarized, in total up to 45% of the issued share capital as at the time of the first issuance under the 2014 EGM authorization, consisting of sub-authorizations to issue up to 15% of the issued share capital for general purposes, up to 15% for strategic transactions and M&A purposes, and up to 15% for stock option plans. This delegation was effective as of, and for a period of 5 years from, the date of the 2014 EGM. In order to create greater flexibility for the Company to execute its long-term strategic plans, and to be able to respond optimally to arising opportunities, the Supervisory Board and the Management Board deem it desirable to make an amendment to this authorization. The proposal is set out in detail below, and entails the combination of the first two 15% components of the 2014 EGM authorization into one 30% authorization for general purposes and/or strategic transactions or M&A purposes, while retaining the 15% authorization for stock option purposes, provided that the authorization regards the issued share capital from time to time. In practice, this means that the cumulative limit of the authorization of 45% would be retained, while such new authorization gives the Company the desired flexibility to execute its long-term strategy and to rapidly respond to opportunities in the market.

It is therefore proposed to renew the authorisation and delegate to the Management Board the authority to resolve, subject to approval of the Supervisory Board, to, in accordance with applicable laws and NASDAQ listing rules: (a) issue of ordinary shares for general purposes and/or for mergers, demergers, acquisitions and other strategic transactions and alliances (or a combination thereof) up to 30% of the Company’s issued share capital, plus for issuance under stock option plans up to 15% of the Company’s issued share capital (minus any treasury shares), for a period of 5 years from the date of the resolution of the AGM; (b) grant rights to subscribe for ordinary shares as described under (a); and (c) limit or exclude the pre-emptive rights of holders of ordinary shares, for a period of 5 years from the date of the resolution of the AGM, which delegation shall include the authority to determine the price and further terms and conditions of any such share issuance or grant.

The words “issued share capital” means the Company’s issued share capital from time to time. For the avoidance of doubt, in the context of the 30% authorization for general purposes and/or for mergers, demergers, acquisitions and other strategic transactions and alliances (or a combination thereof) the issued share capital includes treasury shares, if any.

In case the AGM does not approve the proposed authorization, the authorization granted by the General Meeting in the 2014 EGM will remain in force.

Agenda item 10:	Authorization of the Management Board to acquire ordinary shares in the capital of the Company (voting item)

Under Article 10 of the articles of association of the Company and Dutch law, the Company may, subject to certain statutory Dutch law provisions, acquire for consideration and hold, hold as pledgee and/or hold through its subsidiaries, up to fifty percent (50%) of the Company’s issued share capital. Any acquisition of shares in the Company’s own capital for consideration is subject to the authorization of the General Meeting, which authorization shall be valid for no more than eighteen (18) months.

The General Meeting has granted the abovementioned authorization in the 2016 AGM, which authorization was effective as of, and for a period of eighteen months from the date of the 2016 AGM.

It is now proposed to authorize the Management Board to perform acquisitions by the Company of (i) up to 10% of the issued share capital of the Company plus, in case of a material reorganization of the capital structure of the Company, (ii) an additional 10% of the issued share capital of the Company, by any means, including through derivative products, purchases on any stock exchange, through any private purchase or block trade, or otherwise, for a price that is between 0.01 US Dollar and an amount which is not higher than 110% of the average market price of such ordinary shares on NASDAQ (with the market price deemed to be the average of the closing price on each of the five consecutive days of trading preceding the three trading days prior to the date of acquisition), for a period of eighteen (18) months with effect from the AGM.

The words “issued share capital” means the Company’s issued share capital from time to time. For the avoidance of doubt, the issued share capital includes treasury shares.

In case the AGM does not approve the proposed authorization, the authorization granted by the General Meeting in the 2016 AGM will remain in force.

The Management Board and the Supervisory Board

April 10, 2017